REDNECK FOODS, INC.
SERIES A CONVERTIBLE PREFERRED STOCK PURCHASE AGREEMENT

THIS SERIES A CONVERTIBLE PREFERRED STOCK PURCHASE AGREEMENT (this "Agreement") is entered into as of February 4, 1997 by and among REDNECK FOODS, INC., a Delaware corporation ("Company"), DAVID WOMICK, an individual ("Womick"), and JEFF FOXWORTHY, an individual ("Foxworthy"), with reference to the following facts:

A. Company is a corporation that has been newly-formed for the purposes of engaging in the business of developing and managing a national franchise (the "Franchise") of barbecue and/or grill style restaurants (the
"Restaurants").

B. Currently, the only issued and outstanding capital stock of Company is Five Million One Hundred Thousand (5,100,000) shares of its common stock ("Common Stock"), which is all held by Company's sole shareholder, Womick.

C. Company desires to issue and sell to Foxworthy and Foxworthy wishes to purchase from Company Two Million Five Hundred Thousand (2,500,000) shares of Series A Convertible Preferred Stock ("Preferred Stock").
AGREEMENTS

In consideration of the mutual covenants, agreements, representations and warranties and conditions contained herein, the parties hereto do hereby agree as follows:

1.   PURCHASE OF PREFERRED STOCK.
1.1 Purchase of Shares. Subject to the terms and conditions of this Agreement, Foxworthy hereby agrees to purchase from Company and Company agrees to sell to Foxworthy Two Million Five Hundred Thousand (2,500,000) shares of Preferred Stock.
1.2 Purchase Consideration. In exchange for the shares of Preferred Stock purchased hereunder, Foxworthy shall provide the following valuable consideration to Company:
(a) License Agreement. Foxworthy and Company shall enter into a License Agreement (the "License Agreement") in the form of Exhibit A attached hereto pursuant to which Foxworthy shall grant to Company a limited license to use the name and likeness of Foxworthy in connection with the promotion of the Restaurants.
(b) Promotion Agreement. Foxworthy and Company shall enter into a Promotion Agreement (the "Promotion Agreement") in the form of Exhibit B attached hereto pursuant to which Foxworthy shall provide certain promotional services to Company in connection with the promotion of the Restaurants.
The parties acknowledge that, as of the date of execution of this Agreement, the aggregate value of the consideration contributed to Company by Foxworthy pursuant to Sections 1.2(a) and 1.2(b) is Fifty Thousand Dollars ($50,000).

1.3   Forfeiture of Shares.
(a) Forfeiture Schedule. Foxworthy agrees that his ownership in the shares of Preferred Stock purchased hereunder (or in any shares of stock received upon conversion of such shares) shall be subject to the forfeiture provisions of this Section 1.3. One Million Six Hundred Sixty-Six Thousand Six Hundred Sixty-Seven (1,666,667) of the shares of Preferred Stock purchased hereunder shall not be subject to forfeiture. Eight Hundred Thirty-Three Thousand Three Hundred Thirty-Three (833,333) of the shares of Preferred Stock purchased hereunder shall initially be subject to forfeiture pursuant to the terms of this Agreement but the number of shares subject to forfeiture shall be reduced Thirteen Thousand Eight Hundred Eighty-Nine (13,889) shares monthly, on the first day of each month, over the five (5) year term of the Promotion Agreement.

(b) Vesting Upon Change of Control. All shares subject to forfeiture hereunder shall no longer be forfeitable and Foxworthy's interest therein shall fully vest upon a Change of Control of Company. As used herein, a "Change of Control" shall mean the occurrence of any of the following events:
(i)	An acquisition (other than directly from Company) of any voting securities of Company (the "Voting Securities") by a "Person" or "Group" (as such terms are used for purposes of Section 13(d) or 14(d) of the Securities Exchange Act of 1934, as amended (the "1934 Act") immediately after which such Person or Group has "Beneficial OwnershiP" (within the meaning of Rule 13d-3 promulgated under the 1934 Act) of more than fifty percent (50%) of the combined voting power of Company's then outstanding Voting Securities.
(ii)	Approval by the shareholders of Company of:
(1)	A merger, consolidation or reorganization involving Company, unless the shareholders of Company, immediately before such merger, consolidation or reorganization, own, directly or indirectly, immediately following such merger, consolidation or reorganization, at least fifty percent (50%) of the combined voting power of the outstanding voting securities of the corporation resulting from such merger, consolidation or reorganization in substantially the same proportion as their ownership of the outstanding Voting Securities immediately before such merger, consolidation or reorganization.
(2)	A complete liquidation or dissolution of Company
(c)	Event of Forfeiture.  Forfeiture of shares hereunder shall occur only upon an early termination of the Promotion Agreement that is caused by a breach of such agreement by Foxworthy. In such event, Foxworthy shall (i) forfeit any right to any shares of Preferred Stock (or in any shares of stock received upon conversion of such shares) that remain subject to forfeiture pursuant to the provisions of Section 1.3(a) and (b), and (ii) promptly execute and deliver all appropriate share certificates and assignments to effect the transfer of such forfeited shares to Company.

1.4 Rights of Preferred Stock. The rights, preferences and privileges of the Preferred Stock and their principal features with respect to voting, dividends, liquidation, preferences and conversion features (including anti-dilution adjustments) shall be as set forth in the Certificate of Incorporation of Company attached hereto as Exhibit C (the "Certificate of Incorporation").

1.5   Post-Conversion Anti-Dilution Option.
(a) When Available. Under the terms set forth in the Certificate of Incorporation, the Preferred Stock is subject to automatic conversion. From and after the date such automatic conversion occurs, Foxworthy shall be entitled to the option described in this Section 1.5.

(b) Scope of Right. If Company offers equity securities for sale to Womick or to one or more third party investors (or rights to acquire equity securities including convertible debt, warrants, options and similar rights), Foxworthy shall have the option to purchase in such offering all or a portion of that percentage of the total securities to be sold in such offering as equals the percentage of the total then-outstanding capital stock of Company held by Foxworthy (determined by assuming that, as of the time of the determination, all of the issued and outstanding equity securities of Company have been converted into Common Stock). The option of Foxworthy to purchase securities pursuant to this Section 1.5 shall be on all the same terms and conditions as such securities are offered to third party investor(s), including without limitation terms with respect to timing of payments and subscriptions.

(c) Exceptions to Option. Company shall have the right to offer for sale debt securities that have no right to convert into equity securities without triggering the option rights set forth in this Section 1.5. Further, the option rights shall not be triggered by issuance of equity shares (i) upon conversion of Preferred Stock, (ii) to officers, directors, employees or consultants of Company for services pursuant to a stock option plan or stock purchase plan approved by the Board of Directors of Company pursuant to
Section 4.2, (iii) to banks, lenders and equipment lessors in connection with debt financing or equipment leases approved by the Board of Directors of Company, (iv) as a dividend or distribution on Preferred Stock or Common Stock of Company, (v) in connection with a merger or consolidation for acquisition by Company of any other corporation or business entity or assets, or (vi) by way of a dividend or other distribution on shares issued as described in clauses (i) through (v) of this sentence.

(d) Means of Exercise. The option provided in this Section 1.5 shall be exercised within thirty (30) days after receipt of written notice from Company of the offer for sale to one or more third parties of Company's equity securities by a written notice from Foxworthy that states Foxworthy's desire to purchase securities pursuant to this Section 1.5.

(e)   Termination on Public Offering.  The option described in this Section
1.5 shall terminate and be of no further force or effect upon the registration of the Common Stock of Company under the Securities Exchange Act of 1934, or upon Company being required to file reports with the Securities Exchange Commission under Section 15(d) of such act.

1.6 Stock Certificates; Legends. Concurrently with the execution of this Agreement and the other Transaction Documents, Company shall deliver to Foxworthy stock certificates representing all of the shares of Preferred Stock purchased hereunder. In order to reflect the restrictions on disposition of the Preferred Stock, the stock certificates for the Preferred Stock will be endorsed with restrictive legends, including the following legends:

(a) Federal Legend. "THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. THE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE SOLD OR OFFERED FOR SALE IN THE ABSENCE OF (i) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SHARES UNDER SUCH ACT, (ii) A "NO ACTION" LETTER OF THE SECURITIES AND EXCHANGE COMMISSION WITH RESPECT TO SUCH SALE OR OFFER, OR (iii) AN OPINION OF COUNSEL OR OTHER EVIDENCE SATISFACTORY TO THE REDNECK FOODS, INC. THAT REGISTRATION UNDER SUCH ACT IS NOT REQUIRED WITH RESPECT TO SUCH SALE OR OFFER."

(b) Other Legends. Any other legends required by applicable state blue sky laws.

Any legend endorsed on a certificate or instrument evidencing any of the Preferred Stock issued pursuant to this Agreement and any stop transfer instructions with respect to such Preferred Stock shall be removed and Company shall issue a certificate or instrument without legend to the holder of such Preferred Stock if such Preferred Stock is registered under the Securities Act of 1933 or if such holder provides Company with an opinion of counsel for such holder, in form and substance reasonably satisfactory to Company, to the effect that a public sale, transfer or assignment of such Preferred Stock may be made without registration.

1.7 Transaction Documents. As used herein, the "Transaction Documents" shall mean collectively, this Agreement and all other documents to be executed pursuant hereto, including without limitation, the License Agreement, the Promotion Agreement, the "Registration Rights Agreement," the "Womick Employment Agreement," the "Bernstein Employment Agreement," the "Williams Consulting Agreement," the "Proprietary Rights and Confidentiality Agreements" and the "Arbitration Agreement" as such terms are defined herein.

2.   OBLIGATION TO RAISE CAPITAL
2.1 Obligation. As a condition subsequent to the obligations of Foxworthy hereunder, Company and Womick shall be obligated to obtain for Company equity investments totaling at least Two Million Five Hundred Thousand Dollars ($2,500,000) in gross capital less applicable, reasonable commissions (the "Investment Capital") from third party investors by November 1, 1997.
Company may accept either cash or property contributions from third party investors as the Investment Capital; provided, that, with respect to contributions of property, Foxworthy shall have the right to approve any such property prior to its acceptance by Company and provided further that Foxworthy shall have the right to approve the valuation given to such property as of the date of contribution. Company and Womick may determine
(i) the type(s) and amount(s) of equity shares to be issued by Company in exchange for the Investment Capital, and (ii) the percentage of the overall equity of the Company such issued shares shall represent. Notwithstanding the foregoing, the parties acknowledge and understand that, pursuant to the conversion rights of the Preferred Stock set forth in the Certificate of Incorporation, the Preferred Stock shall, once the Investment Capital has been successfully obtained by Company, automatically convert into equity shares constituting twenty-five percent (25%) of the overall equity of Company. Consequently, the shares to be issued in exchange for the Investment Capital shall, when added to the Common Stock held by Womick, constitute seventy-five percent (75%) of the overall equity of Company. To accomplish this 25/75 percentage split, Foxworthy and Womick acknowledge and accept that the issuance of shares in exchange for the Investment Capital will have a disparate impact on their respective percentage interests in the overall equity of Company, with the most likely result being that the percentage interest of Womick is diluted to a greater extent than the percentage interest of Foxworthy.

2.2 Full Information. Company and Womick shall keep Foxworthy fully informed of all actions taken by Company and Womick in fulfillment of their obligations under this Section 2, including by means of providing Foxworthy with copies of all correspondence and solicitation materials provided to potential investors.

2.3 Compliance with Securities Laws; Indemnification. Company and Womick shall ensure that all solicitations, offering and sales made in connection with the Investment Capital are done in full compliance with all applicable federal and state securities laws. Company and Womick shall inform all potential investors in writing that (i) Foxworthy is not a promoter of Company or of the offering of securities, (ii) Foxworthy is receiving the Preferred Stock issued to him hereunder in exchange for the License Agreement and the Promotion Agreement, and not in exchange for monies paid, and (iii) the rights and remedies provided to Foxworthy under this Agreement and under the Transaction Documents are for the benefit of Foxworthy and the protection of his investment in Company only. Company and Womick, and each of them, agree, jointly and severally, to indemnify, defend and hold harmless Foxworthy for any and all suits, claims and causes of action arising in connection with the raising of the Investment Capital, including suits, claims and causes of action arising under applicable federal and state securities laws.

2.4 Preservation of Funds. Except as provided in this Section 2.4, any and all cash funds obtained by Company as part of the Investment Capital shall be deposited into an escrow account and held until the full amount of the Investment Capital has been obtained. No funds shall be released from such escrow account without the prior approval of Foxworthy. Upon release from escrow, the Investment Capital funds shall be deposited into the general corporate bank accounts of Company and shall, subject to the terms of this Agreement and the Transaction Documents, be used for the business purposes of Company. Notwithstanding the foregoing, during the time the Investment Capital is being raised, Company may use some of the funds so raised to pay for the reasonable and necessary expenses of Company (not to exceed ($200,000), including the reasonable and necessary travel and related expenses of Womick, in connection with soliciting and raising the remainder of the Investment Capital; provided, however, that full disclosure has been made to all investing parties that (i) all or a portion of their invested funds may be expended in such manner without any guaranty of recovery or success , and (ii) Foxworthy has the right to terminate all involvement with Company in the event all of the Investment Capital is not obtained by Company pursuant to the terms of this Agreement; and provided further that Company provides Foxworthy with satisfactory evidence that such full disclosure has been made.

3.   ADDITIONAL AGREEMENTS.
3.1 Registration Rights Agreement. The parties shall enter into a Registration Rights Agreement in the form of Exhibit D attached hereto (the "Registration Rights Agreement").

3.2 Womick Employment Agreement. Company shall enter into an employment agreement with Womick who shall serve as Chief Operating Officer of Company pursuant to the terms of the Employment Agreement attached hereto as Exhibit E (the "Womick Employment Agreement").

3.3 Bernstein Employment Agreement. Company shall enter into an employment agreement with Robert H. Bernstein who will serve as Chief Financial Officer of Company pursuant to the terms of the Employment Agreement attached hereto as Exhibit F (the "Bernstein Employment Agreement").

3.4 Williams Consulting Agreement. Company shall enter into a consulting agreement with J.P. Williams pursuant to the terms of the Consulting Agreement attached hereto as Exhibit G (the "Williams Consulting Agreement").

3.5 Confidentiality Agreements. Company shall require each person employed by Company (including independent contractors, if any) with access to confidential information to execute and deliver to Company a confidentiality and non-disclosure agreement and assignment of inventions agreement in the form attached hereto as Exhibit H (the "Proprietary Rights and Confidentiality Agreement") pursuant to which such person agrees not to use or disclose confidential and proprietary information of Company and assigns to Company certain work product of that person.

3.6 Arbitration Agreement. Company, Foxworthy, Womick, Robert H. Bernstein and J.P. Williams will enter into an Arbitration Agreement in the form attached hereto as Exhibit I (the "Arbitration Agreement").

3.7 Consents and Approvals. Company shall use its best efforts to obtain any and all consents from other parties, if any, required in connection with the consummation of this Agreement and the transactions contemplated herein and to obtain any and all permits or approval of any governmental body or agency required by such party for the lawful consummation of this Agreement and the other Transaction Documents.

3.8 Selection of Professionals. The parties agree that the Company will retain Blanc Williams Johnston & Kronstadt to serve as outside legal counsel to Company with respect to all legal matters and will retain Bernstein & Bernstein to serve as outside accountants to Company with respect to all financial matters. Any change by Company of its outside legal counsel or accountants shall require the approval of the Board of Directors under
Section 4.2.

3.9 For so long as he remains a shareholder of Company, Foxworthy shall have the right in his sole discretion to select the identity of the persons or firms who will render professional services to Company, including without limitation legal and accounting services.

3.10 Option to Acquire Franchises. For the first five (5) years after the Investment Capital has been obtained by Company, Foxworthy shall have the option to purchase from Company the franchise rights for up to ten (10) Restaurants on terms that (i) provide for franchise fees and royalties that are equal to fifty percent (50%) of the lowest franchise fees and royalties payable by any other franchisee, and (ii) in all other respects are at least as favorable as the most favorable terms offered by Company to any other franchisee.

4.   BOARD REPRESENTATION
4.1 Board Composition. After Company has acquired the Investment Capital pursuant to Section 2, the composition of the Board of Directors of Company shall be determined as provided in this Section 4.1.

(a) Number and Selection of Directors. The Board of Directors shall consist of seven (7) directors. Foxworthy and Womick each agree to hold and to vote all of their respective shares of (i) Preferred Stock, (ii) Common Stock, and (iii) any voting shares of Company stock issued upon conversion of the Preferred Stock (hereafter collectively referred to as the "Voting Shares") to elect to the Board of Directors two (2) director nominees selected by Foxworthy and four (4) director nominees selected by Womick. The six directors so nominated shall upon their election appoint the seventh (7th) member of Board of Directors.

(b) Removal of Directors. Foxworthy and Womick agree to vote all of the Voting Shares held by them to remove (with or without cause) (i) any of the directors selected by Foxworthy pursuant to this Section 4 upon instructions in writing to such effect from Foxworthy, and (ii) any of the directors selected by Womick pursuant to this Section 4 upon instructions in writing to such effect from Womick.

(c) Initial Selections. The initial directors selected by Foxworthy shall be Robert H. Bernstein and J.P. Williams. The initial directors to be chosen by Womick shall be Womick, Eric Schmid, Jim Scheifly and Howard Branson.

(d) Changes in Size of Board. Company may, in its discretion, from time to time, take the appropriate corporate measures to change the number of directors comprising the Board of Directors. In the event of such a change, the number of directors to be nominated by Foxworthy and Womick pursuant to
Section 4.1(a) shall be proportionately increased or decreased; provided, however, that Foxworthy shall at all times be entitled to nominate and have elected a number of directors constituting at least twenty-five percent (25%) of the members of the Board of Directors.

(e) Termination. The provisions of this Section shall terminate and be of no further force or effect upon the registration of the Common Stock of Company under the Securities Exchange Act of 1934, or upon Company being required to file reports with the SEC under Section 15(d) of such act.

4.2 Actions of Company Requiring Special Board Approval. Notwithstanding anything to the contrary contained herein and notwithstanding the potential ability of Company to take certain actions without first obtaining the express authorization of the Board of Directors, Company shall not take any material business action without first obtaining the approval of a majority of the Board of Directors which majority must include at least one (1) of the directors selected pursuant to Section 4.1 by Foxworthy. Without limiting the generality of the foregoing, the actions of Company requiring such approval shall include:

(a) The selection and quality of the types of foods and beverages to be served in the Restaurants and the determination of menu pricing.

(b) The design, development and method of construction of Restaurant buildings.

(c) The selection and any change in the name or names under which the Restaurants will be operated and promoted.

(d) The selection, development and implementation of all advertising and promotions concerning the Restaurants.

(e)   The development and implementation of franchise plans and offerings.

(f) The issuance of any form of security of any class, whether equity or debt, including stock options and warrants.

(g)   The assumption of any loan, indebtedness or other borrowing.

(h)   The establishment of any stock option or stock purchase plan.

(I) The determination of the exercise price of the options granted pursuant to the Bernstein Employment Agreement and/or the Williams Consulting Agreement.

(j) The termination by Company without cause of the Bernstein Employment Agreement or the Williams Consulting Agreement.

(k) The acceptance of all business plans and budgets and any changes thereto.

(l) The payment of any dividend or other distribution to the shareholders of Company.

(m)   The compensation of all officers and directors of Company.

(n) Any change in the identity of the outside legal counsel or outside accountants of Company.

(o) Any merger, reorganization, recapitalization, dissolution or sale, including a sale of substantially all the assets of Company.

(p) The introduction by Company of material new products, services or other business outside of the scope of the planned business of Company and/or the expansion of Company's expected geographical territories of operation.

(q) Any act that would make it impossible to carry on the ordinary business of Company, including any act of insolvency and any assignment of the assets of Company in trust for creditors or on the assignee's promise to pay the debts of Company.

The commencement or settlement of any material litigation, tax audits or other material adversarial proceedings. A proceeding shall be considered "material" if the amount in issue exceeds Two Hundred Fifty Thousand Dollars ($250,000).

(s) Any transaction which would permit any person to possess or use Company property for other than a Company purpose.

(t) The acquisition by Company of any asset or property having a fair market value in excess of Two Hundred Fifty Thousand Dollars ($250,000). Notwithstanding the foregoing, the Board of Directors may, in its discretion, delegate an individual or a special committee to provide the approval required by this Section 4.2; provided, however, that such individual, or the members of a majority of such special committee must be approved in advance by Foxworthy in his sole discretion. Furthermore, prior to the time the composition of the Board of Directors is determined pursuant to the provisions of Section 4.1, Company shall not take any action requiring approval under this Section 4.2 without the prior approval of Foxworthy.

4.3 Interested Director Transactions. Company shall not enter into a transaction with any member of the Board of Directors of Company (an "Interested Director") or with any corporation, firm or association in which an Interested Director has a material financial interest, without the prior approval of a majority of the members of Company's Board of Directors, excluding the vote of the Interested Director. Further, if the Interested Director is Womick or if the transaction requires approval under Section 4.2, such majority must include at least one (1) of the directors selected pursuant to Section 4.1(a) by Foxworthy.

4.4 Amendment to Company Bylaws. Within a reasonable period of time following the execution of this Agreement, the parties agree to take the necessary corporate actions to amend the bylaws of Company to incorporate therein the provisions of this Section 4.

5   CONDITIONS SUBSEQUENT TO FOXWORTHY'S OBLIGATIONS
5.1 Conditions. Foxworthy's obligations under this Agreement and the Transaction Documents, including the License Agreement and the Promotion Agreement are conditioned upon all of the following, which shall occur no later than November 1, 1997:

(a) The successful fulfillment by Company and Womick of their obligation to obtain the full amount of the Investment Capital pursuant to the provisions of Section 2. The Investment Capital shall not be considered successfully obtained until (i) all Investment Capital contributed as cash has been actually deposited into the general corporate bank accounts of Company, and
(ii) full title to all Investment Capital contributed as property has been transferred to Company and such title has been perfected.

(b) The reasonable satisfaction of Foxworthy that the Investment Capital was solicited and obtained by Company and Womick in full compliance with all applicable laws, including federal and state securities laws.

(c)   The approval of Foxworthy, which shall not be unreasonably withheld, of
(i) the conceptual plan for the development of the Restaurants, (ii) the types and quality of foods and beverages to be served in the Restaurants,
(iii) menu pricing, (iv) the design, development and method of construction of Restaurant buildings, and (v) each then-planned use of his name and likeness pursuant to the License Agreement.
5.2	Consequence of Failure to Satisfy Conditions.  In the event that any or all of the conditions specified in Section 5.1 have not been satisfied in full by November 1, 1997, Foxworthy shall have the option, in his sole and absolute discretion, to completely rescind the transactions contemplated by this Agreement and the Transaction Documents. Foxworthy shall exercise such option no later than December 31, 1997 by providing Company with written notice of such exercise, together with all stock certificates representing the Preferred Stock (or any stock issued upon conversion thereof) and appropriate stock assignments. Upon delivery of such notice, certificates and stock assignments, Foxworthy will have no further obligations of any kind under this Agreement or under any of the Transaction Documents, all of which agreements shall thereafter be of no further force or effect.

6.   REPRESENTATIONS AND WARRANTIES OF COMPANY AND WOMICK.
6.1 Representations and Warranties of Company. Company represents and warrants to Foxworthy as set forth in this Section 6.1.

(a) Organization. Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the corporate power and authority to carry on its business as it is now being conducted and as it is contemplated to be conducted and to own all of its assets. Company is duly qualified or licensed to do business in each jurisdiction in which the nature of its business or properties makes such qualification or licensing necessary except to the extent that any failures to qualify or obtain a license are not in the aggregate materially adverse to Company.

(b)   Capitalization.  The authorized capital stock of Company consists of:
(i) Twenty Million (20,000,000) shares of Common Stock, of which Five Million One Hundred Thousand (5,100,000) shares are issued and outstanding, and Two Million Five Hundred Thousand (2,500,000) shares of Preferred Stock, all of which are currently designated as Series A Preferred. All outstanding Common Stock has been validly issued under applicable federal and state securities laws (with no violations) and no further registration, qualification or other compliance under such securities laws is required. All of the outstanding shares of Common Stock are validly issued, fully paid and nonassessable and are not subject to preemptive rights created by statute, Company's Certificate of Incorporation or Bylaws, or any agreement to which Company is a party or is bound. Except as set forth above, Company does not have any shares of its capital stock issued or outstanding and does not have any outstanding subscriptions, options, warrants, rights or other agreements or commitments obligating Company to issue or reserve shares of its capital stock or other securities or equity.

(c) Authority Relative to this Agreement. Company has the corporate power to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by its Board of Directors and no other corporate proceedings on the part of Company are necessary to authorize this Agreement and the transactions contemplated herein.

(d) No Conflict. The execution and delivery of this Agreement by Company and the performance of its obligations hereunder: (i) are not in violation or breach of, and will not conflict with or constitute a default under, any of the terms of the Certificate of Incorporation or Bylaws of Company or, under any contract, license, franchise, permit, or order or decree; (ii) will not result in the creation or imposition of any material lien, encumbrance, equity or restriction in favor of any third party upon any of the assets or properties of Company or on any of the capital stock of Company; and (iii) will not conflict with or violate any applicable law, rule, regulation, judgment, order or decree of any government, governmental instrumentality or court having jurisdiction over Company or any of its assets or properties.

(e) Affiliates; Investments. Company has no subsidiaries or affiliated companies and Company does not otherwise directly or indirectly control any other entity and Company has no equity interest in any corporation, partnership, joint venture, trust or other business entity.

(f) Compliance With Law. Company is and has been in material compliance with all applicable laws, regulations and laws, the violation of which would have a material adverse effect on the business, assets or property of Company. All licenses, franchises, permits and other governmental authorizations held by Company are valid in all material respects and sufficient for the business presently carried on by Company, except where the failure to hold such licenses, franchises, permits and authorizations would not have a material adverse effect upon the business, assets or property of Company.

6.2 Representations and Warranties of Company and Womick. Company and Womick jointly and severally represent and warrant to Foxworthy as set forth in this Section 6.2.

(a) Execution. This Agreement has been executed and delivered by Company and Womick and each is the valid and binding obligation of each such party enforceable in accordance with its respective terms, except as enforcement may be limited by applicable bankruptcy laws or similar laws affecting creditors' rights generally, and except in so far as the availability of equitable remedies may be limited by applicable law from time to time in effect.

(b) No Liabilities. Except for the legal fees of counsel for Company, Womick and Foxworthy, involved in the formation of Company and the preparation of this Agreement and the Transaction Documents, Company has no liabilities, obligations or commitments of any nature (absolute, accrued, contingent or otherwise, known or unknown, whether matured or unmatured, including tax liabilities).

(c) Consents. Except as contemplated by this Agreement, no consent of any person is required to be obtained on the part of Company or Womick to permit the transactions contemplated herein. No consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other governmental authority or instrumentality (a "Governmental Entity"), is required by or with respect to Company or Womick in connection with the execution and delivery of this Agreement by Company or the consummation by Company of the transactions contemplated hereby.

(d) Litigation. There are no suits, actions or proceedings pending or threatened against or affecting: (i) Company; (ii) Womick in any way related to Company, its assets or business, or ownership of capital stock of Company; or (iii) Company or Womick, which questions or challenges the validity or performance of this Agreement. There is no judgment, decree, injunction, rule or order of any court, governmental department, commission, agency, instrumentality or arbitrator outstanding against Company. Company is not in default under or in breach or violation of, nor, is there any valid basis for any claim of default by Company under, or breach or violation by Company of, any contract, commitment or restriction to which Company is a party or to which it or any of its properties is bound. No other party is in default under or in breach or violation of, nor is there any valid basis for any claim of default by any other party under or any breach or violation by any other party of, any material contract, commitment, or restriction to which Company is bound or by which any of its properties is bound, where such defaults, breaches, or violations would, in the aggregate, be materially adverse to Company.

(e) Brokers or Finders. Company and Womick have not incurred, directly or indirectly, any liability for any brokerage or finders' fees or agents' commissions or any similar charges in connection with this Agreement, the Transaction Documents, or any transaction contemplated hereby or thereby. However, the parties acknowledge that it may be commercially prudent to pay a reasonable brokerage or finders fees or agents' commissions in connection with obtaining the Investment Capital.

(f)	Disclosure.  No statement by Company or Womick contained in this
Agreement and the Exhibits attached hereto, any other Transaction Document or any written statement or certificate furnished or to be furnished pursuant hereto or in connection with the transactions contemplated hereby and thereby (when read together) contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained herein or therein not misleading in light of the circumstances under which they were made.

7.   REPRESENTATIONS AND WARRANTIES OF FOXWORTHY
Foxworthy represents and warrants to Company as set forth in this Section 7.

7.1 Authority Relative to this Agreement. This Agreement and the other Transaction Documents to which Foxworthy is a party have been duly executed and delivered by Foxworthy, and each is a valid and binding obligations enforceable in accordance with its respective terms, except as enforcement may be limited by applicable bankruptcy laws or similar laws affecting creditors rights generally, and except in so far as the availability of equitable remedies may be limited by applicable law from time to time in effect.

7.2 Consents. Except as contemplated by this Agreement, no consent of any person is required to be obtained on the part of Foxworthy to permit the transactions contemplated herein and in the Transaction Documents. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity, is required by or with respect to Foxworthy in connection with the execution and delivery of this Agreement and the Transaction Documents by Foxworthy or the consummation by Foxworthy of the transactions contemplated hereby and thereby.

7.3   Investment Representations.

(a) The shares of Preferred Stock purchased by Foxworthy hereunder and the shares of stock to be issued upon conversion of the Preferred Stock (the "Securities") will be acquired for Foxworthy's own account, not as a nominee or agent, and not with a view to the distribution of any part thereof.

(b) Foxworthy understands that the purchase of the Securities represents a speculative investment, and is aware of and has investigated Company's business, management and financial condition, and has had access to such other information about Company as Foxworthy has deemed necessary or desirable to reach an informed and knowledgeable decision to acquire the Securities.

(c) Foxworthy understands that the Securities have not been registered under the Securities Act of 1933 (the "Securities Act") by reason of reliance upon certain exemptions therefrom, and that the reliance of Company on such exemptions is predicated upon, among other things, the bona fide nature of Foxworthy's investment intent as expressed herein.

(d) Foxworthy is experienced in evaluating and investing in securities of companies in the development state and has made investments in securities other than those of Company. Foxworthy is knowledgeable in business and financial matters and is capable of evaluating the merits and risks of an investment in Company. Foxworthy acknowledges that he has the ability to bear the economic risk of his investment pursuant to this Agreement. Foxworthy represents and warrants that he is an "accredited investor" as defined in Rule 501(a) of the Securities Act.

(e) Foxworthy understands that the Securities being purchased hereunder are restricted securities within the meaning of Rule 144 under the Securities Act; that the Securities are not registered and must be held indefinitely unless they are subsequently registered or an exemption from such registration is available.

(f) Foxworthy represents and agrees that the sale of the Preferred Stock was not accomplished by the publication of any advertisement or by any general solicitation.

7.4 Disclosure. No statements by Foxworthy contained in this Agreement or in any other Transaction Document or any written statement or certificate furnished or to be furnished pursuant hereto or in connection with the transactions contemplated hereby and thereby (when read together) contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained herein or therein not misleading in light of the circumstances under which they were made.

8.   AFFIRMATIVE COVENANTS OF COMPANY.

8.1 Financial Statements and Budgets. Company, through its Chief Financial Officer, shall deliver to Foxworthy the following:

(a) Within one hundred twenty (120) after the end of each fiscal year of Company, a consolidated profit or loss statement for such fiscal year, a consolidated balance sheet of Company as of the end of such year, and a consolidated statement of changes in financial condition for such year including sources and application of funds reviewed by independent public accountants selected by Company;

(b)   Within forty-five (45) days after the end of each of the first three
(3) quarters of the fiscal year, an unaudited consolidated profit or loss statement for such fiscal quarter and an unaudited balance sheet as of the end of such fiscal quarter which shall be certified to be true and correct by the President and Treasurer of Company; and

(c) As soon as available, but in any event within sixty (60) days after commencement of each new fiscal year, a business plan and projected financial statements and for such fiscal year.

8.2   GAAP.  All financial statements delivered by Company pursuant to
Section 8.1 above shall be prepared in accordance with generally accepted accounting principles, consistently applied.

8.3 Inspection. Company shall permit Foxworthy to visit and inspect Company's properties, to examine Company's books of account and records, and to discuss Company's affairs, finances, and accounts with its officers, all at such reasonable times as may be reasonably requested by such party.

8.4 Termination of Covenants. The covenants set forth in Sections 8.1, 8.2 and 8.3 shall terminate and be of no further force or effect upon the registration of the Common Stock of Company under the Securities Exchange Act of 1934, or upon Company being required to file reports with the SEC under
Section 15(d) of such act.

9.   INDEMNIFICATION

9.1 Indemnity. Company agrees to indemnify, defend and hold harmless Foxworthy to the fullest extent possible under applicable law from any and all claims, suits and causes of action arising in connection with the formation of Company. Company and Womick, jointly and severally, agree to indemnify, defend and hold harmless Foxworthy to the fullest extent possible under applicable law from any and all claims, suits and causes of action arising in connection with the operation of Company and the raising of the Investment Capital, including without limitation claims, suits and causes of action arising in connection with Foxworthy's activities or obligations under the License Agreement, the Promotion Agreement or any of the other Transaction Documents.

9.2 Indemnification Procedure. Promptly after receipt by Foxworthy of notice of the commencement of any action involving a claim referred to in
Section 9.1, Foxworthy will give written notice to the indemnifying party or parties under Section 9.1 of the commencement of such action. If any such action is brought against Foxworthy, the indemnifying party(ies) will be entitled to participate in and to assume the defense thereof, with counsel reasonably satisfactory to Foxworthy, and after notice from the indemnifying party(ies) to Foxworthy of its or their election to assume the defense thereof and to pay any and all costs relating thereto, the indemnifying party(ies) shall not be responsible for any legal or other expenses subsequently incurred by Foxworthy if Foxworthy engages separate counsel in connection with the defense thereof; provided, however, that Foxworthy shall have the right to retain his own counsel, with the reasonable fees and expenses to be paid by the indemnifying party(ies), if Foxworthy shall have reasonably concluded that representation of Foxworthy by the counsel retained by the indemnifying party(ies) would be inappropriate due to actual or potential differing interests between the indemnifying party(ies) and Foxworthy in such proceeding.

9.3 D & O Insurance. For so long as Foxworthy continues to be the owner of at least five percent (5%) of the overall equity of Company or continues to be a shareholder, officer, director, employee or consultant of Company, Company shall obtain and maintain in full force and effect a directors and officers liability insurance policy (the "D & O Insurance") from established and reputable insurers in an amount of at least Two Million Five Hundred Thousand Dollars ($2,500,000) per occurrence; provided that such D & O Insurance can be obtained by Company at commercially reasonable rates. Any deductibles payable under the D & O Insurance shall be reasonable and subject to the prior approval of Foxworthy, which approval shall not be unreasonably withheld. Foxworthy shall be named as an insured under the D & O Insurance in such as manner as to provide Foxworthy the same rights and benefits as are accorded the most favorably insured of Company's officers and directors. The existence of the D & O Insurance coverage will not in any way diminish or limit Company's indemnification obligation to Foxworthy pursuant to Section 9.1; however, amounts paid to Foxworthy by the D & O Insurance carriers for claims that are subject to indemnity under Section 9.1 shall be credited to amounts payable by Company to Foxworthy thereunder.

10.   MISCELLANEOUS PROVISIONS.
10.1 Amendment and Modification; Waiver. Except as otherwise provided herein, this Agreement may be amended, modified and supplemented and the application of any provision of this Agreement or any rights or obligations of any party hereunder may be waived (either retroactively or prospectively) only by written agreement of the parties hereto affected by such amendment, modification, supplement or waiver. Further, any waiver shall be effective only in the specific instance and for the specific purpose stated in such writing.

10.2 Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

10.3 Governing Law. This Agreement and the rights and obligations of the parties hereunder shall be governed by and construed in accordance with the internal laws of the State of California applicable to the construction and enforcement of contracts wholly executed and performed in California.

10.4 Arbitration. Any and all disputes arising hereunder shall be subject to resolution by arbitration as provided in the Arbitration Agreement.

10.5 Attorney's Fees. If any party to this Agreement brings an action against another party to enforce its rights under this Agreement, the prevailing party shall be entitled to recover its reasonable costs and expenses, including without limitation, reasonable attorney's fees and costs, incurred in connection with such action, including any appeal of such action. In the event that a party brings such an action against more than one of the other parties to this Agreement, any attorneys' fees awarded against such other parties shall be equitably apportioned among such other parties in light of all of the facts and circumstances surrounding their involvement in such action.

10.6 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

10.7 Headings. The headings of the Sections of this Agreement are inserted for convenience only and shall not constitute a part hereof.

10.8 Entire Agreement. This Agreement, together with the other documents referred to herein, embody the entire agreement and understanding of the parties hereto in respect of the subject matter contained herein and supersedes all prior written or oral communications or agreements (including that certain non-binding letter of intent, dated January __, 1997) all of which are merged herein. There are no restrictions, promises, warranties, covenants, or undertakings relating to the subject matter hereof, other than those expressly set forth or referred to herein.

10.9 Cumulative Remedies. No remedy provided herein is intended to be exclusive of any other remedy, and each and every remedy shall be cumulative and shall be in addition to every other remedy given hereunder or now or hereafter existing at law or in equity.

10.10 Third Party Beneficiaries. It is not the intention of this Agreement or of the parties hereto to confer a third party beneficiary status or right of action upon any person or entity other than the parties hereto in any manner whatsoever.

10.11 Severability of Provisions. In the event that any provision of this agreement, or any portion thereof, is found invalid or unenforceable pursuant to judicial decree or decision, the remainder of such provision and this Agreement shall remain valid and enforceable according to its terms.

10.12 Section References. Any reference herein to a Section shall constitute a reference to all subsections thereof.

10.13 Notices. All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given if personally delivered, telecopied, sent by overnight courier or by certified mailed postage prepaid to the appropriate addresses set forth in Exhibit J hereto. The addresses to which notice is to be given hereunder may be changed from time to time by the parties entitled to notice by notice given as provided herein.

10.14 Compliance With Securities Laws. No transfer of any securities or any interest therein shall be made, except in strict compliance with applicable securities laws.

10.15 Gender. Where the context so requires, masculine gender shall include feminine or neuter gender, and the neuter gender shall include the masculine or feminine gender. Similarly, the singular shall include the plural and the plural shall include the singular.

10.16 Approval Rights. Except for any and all rights of approval which Foxworthy has under the License Agreement and the Promotion Agreement, the parties agree that, with respect to any right of approval of any party under the Transaction Documents, (i) approval shall not be unreasonably withheld, and (ii) any item or action subject to approval that has not been affirmatively disapproved within thirty (30) days of receipt of a written request for approval shall be deemed approved. With respect to all rights of approval of Foxworthy under the License Agreement and the Promotion Agreement, (i) Foxworthy may grant or withhold such approval in his sole and absolute discretion for any reason (whether or not reasonable), and (ii) any item or action subject to approval that has not been affirmatively approved within thirty (30) days of receipt of a written request for approval shall be deemed not approved. It is intended that the provisions of this Section
10.15 shall apply to all rights of approval refusal contained in the Transaction Documents irrespective of how such rights are described or drafted in such documents, and, accordingly, to the extent that the provisions of this Section 10.15 are in any way inconsistent with any description of a right of approval in any Transaction Document, the provisions of this Section 10.15 shall control.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day first above written.

REDNECK FOODS, INC., a Delaware corporation

By: _________________________
David Womick, _________________

JEFF FOXWORTHY


Addresses for Notices

Redneck Foods, Inc.
7 Stuyvesant Road
Ashville, North Carolina  28803
Attention: David Womick
Facsimile:  (704) 277-4002



Mr. David Womick
7 Stuyvesant Road
Ashville, North Carolina  28803
Facsimile:  (704) 277-4002

Jeff Foxworthy
c/o J.P. Williams
Parallel Entertainment
8380 Melrose Avenue, Suite 310
Los Angeles, CA  90068
Facsimile:  (213) 653-2676